Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Reporting Issuer

Novadaq Technologies Inc. (“Novadaq”)

5090 Explorer Drive,

Suite 202

Mississauga, Ontario

Canada, L4W 4T9

Item 2	Date of Material Change

October 29, 2013

Item 3	Press Release

The press release with respect to the material change described in this material change report was issued by Novadaq through Marketwire on October 29, 2013.

Item 4	Summary of Material Change

On October 29, 2013, Novadaq announced that it had completed the closing of its previously announced public offering of 6,250,000 common shares, on a bought deal basis, at a price of US$16.75 per share. Gross proceeds and net proceeds from the offering were approximately US$104.7 million and US$99.0 million, respectively.

Item 5	Full Description of Material Change

On October 29, 2013, Novadaq announced that it had completed the closing of its previously announced public offering of 6,250,000 common shares, on a bought deal basis, at a price of US$16.75 per share.

Gross proceeds from the offering were approximately US$104.7 million. After the underwriting commissions and other offering expenses, Novadaq received net proceeds of approximately US$99.0 million. Piper Jaffray & Co. acted as sole manager for the offering. The common shares described above were sold by Novadaq in the United States pursuant to the Company’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission and were not offered for sale or distributed in any province or territory in Canada.

Novadaq intends to use the net proceeds from this offering for general corporate purposes, including funding potential future acquisitions, capital expenditures, the investments required to commercialize PINPOINT and LUNA, the procurement of raw material supply and for future research and development of new product hardware and software and new imaging molecules such as those required for nerve imaging. The Company may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or assets. The Company currently has no present understandings, commitments or agreements to enter into any acquisitions or make any investments.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

For further information, please contact:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

(905) 629-3822 ext: 218

dmartin@novadaq.com

Item 9	Date of Report

October 29, 2013